NSAR 77C.
RESULTS OF SHAREHOLDER VOTES
The Annual Meeting of Shareholders of the Fund was held on July 21, 2009. Common shareholders voted on the election of Trustees.

With regard to the election of the following Trustees by common shareholders of the Fund:

                                           # of Shares               # of Shares
                                            In Favor                  Withheld
--------------------------------------------------------------------------------
Randall C. Barnes                           16,450,002                 303,155
Joseph E. Gallagher, Jr.                    16,449,133                 304,024

The other Trustees of the Fund whose terms did not expire in 2009 are Howard H. Kaplan, Robert B. Karn III, Ronald A. Nyberg, John M. Roeder, and Ronald E. Toupin, Jr.